SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.         )*

First South Bancorp, Inc.

(Name of Issuer)

common stock, without par value

(Title of Class of Securities)

33646D102

(CUSIP Number)

Francis X. Grady, Esq.

Grady & Associates

20950 Center Ridge Road, Suite 100

Rocky River, Ohio 44116

(440) 356-7255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33646D102	Page 2 of 4

1)	Name of Reporting Persons Barry L. Slider
2)	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) personal funds

Number of Shares Beneficially Owned By Each Reporting Person With	(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) not applicable ☐
(6) Citizenship or Place of Organization USA
(7) Sole Voting Power 46,829
(8) Shared Voting Power 45,681 *

(9)	Sole Dispositive Power 73,151 **
(10)	Shared Dispositive Power 45,681 *
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 118,832 shares *
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) excludes 360 shares owned by Mr. Slider’s children. Mr. Slider disclaims beneficial ownership of those shares	☒
13)	Percent of Class Represented By Amount in Row (11) 5.4%
14)	Type of Reporting Person (See Instructions) IN

*	includes 3,063 shares held jointly by the Reporting Person and spouse. Also includes 42,618 shares owned by the Reporting Person’s spouse in her name alone. The Reporting Person disclaims beneficial ownership of the 42,618 shares held by his spouse in her name. Does not include 360 shares held by the Reporting Person’s children. The Reporting Person disclaims beneficial ownership of shares held by his children.
**	includes 26,322 shares acquirable by exercise of stock options granted to the Reporting Person under the Issuer’s stock option plans

CUSIP No. 33646D102	Page 3 of 4

Item 1.		Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, without par value, of First South Bancorp, Inc., a South Carolina corporation (the “Issuer”). The Issuer’s stock is traded on the OTC Bulletin Board under the symbol “FSBS.” The principal executive offices of the Issuer are located at 1450 John B. White Sr. Boulevard, Spartanburg, South Carolina 29306.

Item 2.		Identity and Background

	(a)	Name: the Reporting Person is Barry L. Slider, President and Chief Executive Officer of the Issuer

	(b)	Residence or business address: 1450 John B. White Sr. Boulevard, Spartanburg, South Carolina 29306

	(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: see paragraphs (a) and (b)

	(d)	Criminal proceedings: during the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

	(e)	Civil proceedings: during the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of violation of any such laws.

	(f)	Citizenship: USA

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds is personal funds

Item 4.	Purpose of Transaction

As an executive officer and director of the Issuer, the Reporting Person is routinely involved in the management of and establishing of policy for the Issuer. The Reporting Person participates with the Issuer’s board of directors in the consideration of and taking of action on significant corporate events involving the Issuer. However, the shares of common stock held by the Reporting Person are held for investment purposes only. The Reporting Person currently has no plans or proposals relating to or that would result in any of the events or consequences referred to in paragraphs (a) through (j) inclusive of this Item 4 of the Securities and Exchange Commission’s Schedule 13D (Rule 240.13d-101). Although the Reporting Person currently has no specific plans to acquire additional shares, the Reporting Person may do so in the future, including acquisitions through the exercise of stock options. Among other considerations, the timing and amount of additional purchases will be subject to market conditions, the price at which common stock can be purchased, and the Reporting Person’s personal finances.

Item 5.	Interest in Securities of the Issuer

	(a)	Number and percentage of shares held. The 118,832 shares of Issuer common stock reported in this Schedule 13D represent 5.4% of the Issuer’s outstanding common stock (based on 2,161,218 shares outstanding as of March 31, 2008, as reported in the Issuer’s April 18, 2008 proxy statement, plus 26,322 shares acquirable by the Reporting Person by exercise of exercisable stock options). The shares are held as follows:

shares	form of ownership

46,829	held by the Reporting Person directly

3,063	held by the Reporting Person and spouse jointly

26,322	acquirable by the exercise of exercisable stock options granted to the Reporting Person under the Issuer’s stock option plans

42,618	held by the Reporting Person’s spouse directly; the Reporting Person disclaims beneficial ownership of these shares

CUSIP No. 33646D102	Page 4 of 4

These 118,832 shares exclude 360 shares held by the Reporting Person’s children. The Reporting Person disclaims beneficial ownership of those 360 shares.

	(b)	Voting power and power to dispose. the Reporting power has sole voting power and sole power to dispose of the 46,829 shares held directly, shared voting power and shared power to dispose of the 3,063 shares held jointly with the Reporting Person’s spouse, and sole power to dispose only of the 26,322 shares acquirable by exercise of stock options. The Reporting Person disclaims beneficial ownership, voting power, and power to dispose of the 42,618 shares held directly by the Reporting Person’s spouse.

	(c)	Transactions in the past 60 Days. the Reporting Person has not acquired any shares of Issuer common stock in the last 60 days. The Reporting Person sold 128 shares on the open market on March 18, 2008 at $23 per share. There have been no stock option exercises or other transactions by the Reporting Person in the Issuer’s common stock in the past 60 days.

	(d)	Dividends and Proceeds of Sale. not applicable

	(e)	Date on Which the Reporting Persons Ceased to Be Beneficial Owners of More than 5%. not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, plans, or proposals to which the Reporting Person is a party that have to do with the Issuer or its securities, other than stock option agreements entered into by the Issuer and the Reporting Person for stock options granted under the Issuer’s stock option plans.

Item 7.	Material to be Filed as Exhibits

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: May 21, 2008

By:	/s/ Barry L. Slider
Barry L. Slider, President and Chief Executive Officer